UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NORTHERN POWER SYSTEMS CORP.

(Name of Issuer)

COMMON SHARES, NO PAR VALUE PER SHARE

CLASS B RESTRICTED VOTING SHARES, NO PAR VALUE PER SHARE

(Title of Class of Securities)

FOR COMMON SHARES: 66561Y107

FOR CLASS B RESTRICTED VOTING SHARES: N/A

(CUSIP Number)

BAKER INVESTMENTS LLC

c/o BAKER PROPERTIES

ONE WEST RED OAK LANE

WHITE PLAINS, NY 10604

914-461-9320

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 16, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) BAKER INVESTMENTS LLC 81-0637644
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 365,004 COMMON SHARES 974,094 CLASS B RESTRICTED VOTING SHARES
	6.	Shared Voting Power 0 COMMON SHARES 0 CLASS B RESTRICTED VOTING SHARES
	7.	Sole Dispositive Power 365,004 COMMON SHARES 974,094 CLASS B RESTRICTED VOTING SHARES
	8.	Shared Dispositive Power 0 COMMON SHARES 0 CLASS B RESTRICTED VOTING SHARES
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 365,004 COMMON SHARES 974,094 CLASS B RESTRICTED VOTING SHARES
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐ Not applicable.
11.	Percent of Class Represented by Amount in Row (9) 3.2% OF COMMON SHARES 8.7% OF CLASS B RESTRICTED VOTING SHARES
12.	Type of Reporting Person (see instructions) OO

Item 1.

(a)	Name of Issuer

NORTHERN POWER SYSTEMS CORP.

(b)	Address of Issuer’s Principal Executive Offices

29 PITMAN ROAD

BARRE, VT 05641

Item 2.

(a)	Name of Person Filing

BAKER INVESTMENTS LLC

(b)	Address of the Principal Office or, if none, residence

C/O BAKER PROPERTIES

ONE WEST OAK LANE

WHITE PLAINS, NY 10604

(c)	Citizenship

CONNECTICUT

(d)	Title of Class of Securities

COMMON SHARES

CLASS B RESTRICTED VOTING SHARES

(e)	CUSIP Number

FOR COMMON SHARES: 66561Y107

FOR CLASS B RESTRICTED VOTING SHARES: N/A

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable. This statement is filed pursuant to 13d-1(c).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

365,004 COMMON SHARES

974,094 CLASS B RESTRICTED VOTING SHARES

(b)	Percent of class:

3.2% COMMON SHARES

8.7% CLASS B RESTRICTED VOTING SHARES

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

365,004 COMMON SHARES

974,094 CLASS B RESTRICTED VOTING SHARES

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

365,004 COMMON SHARES

974,094 CLASS B RESTRICTED VOTING SHARES

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

06/20/2014 Date

/s/ Marcus D. Baker Signature

Marcus D. Baker / President Name/Title